 Exhibit 99.1

PRESS RELEASE
Descartes Acquires OCR
Strengthens Descartes’ Global Trade Intelligence Content Solutions

WATERLOO, Ontario and ATLANTA, Georgia, March 28, 2024 -- Descartes Systems Group (TSX:DSG) (Nasdaq:DSGX), the global leader in uniting logistics-intensive businesses in commerce, announced that it has acquired OCR Services, Inc. (“OCR”), a leading provider of global trade compliance solutions and content.

OCR specializes in solutions and content for export compliance and controlled commodities, helping customers streamline and automate processes around denied party screening, license procurement / management, and product classification. Their core platform, GlobalEASE, is used by blue-chip, multinational organizations around the world to stay current in a rapidly changing regulatory environment. Similar to Descartes, OCR monitors regulatory sources and updates their trade data content libraries daily. OCR’s controlled exports data expands Descartes’ extensive global trade content library for customers and partners, such as SAP and Oracle.

“The OCR team brings a wealth of domain expertise in global trade compliance to Descartes, including experience leveraging artificial intelligence (AI) in the content management process,” said Andrew Roszko, Chief Commercial Officer at Descartes. “By adding OCR’s solutions and content to our Global Logistics Network, we see an opportunity to bring new functionality and enhanced content to our customers and partners around the world. With our combined solutions and team, we also see an opportunity to further penetrate markets in Europe and Asia.”

“We continue to invest in solutions and content to help our customers manage the complete lifecycle of shipments in what is an increasingly dynamic global regulatory environment,” said Edward J. Ryan, Descartes’ CEO. “OCR complements our Global Trade Intelligence business, particularly our Visual Compliance and MK Data investments. We’re thrilled to welcome the OCR employees, customers and partners into the Descartes family.”

OCR is headquartered in Rockville, Maryland. Descartes acquired OCR for approximately $US 90 million, satisfied from cash on hand.

About Descartes Systems Group
Descartes is the global leader in providing on-demand, software-as-a-service solutions focused on improving the productivity, security, and sustainability of logistics-intensive businesses. Customers use our modular, software-as-a-service solutions to route, track and help improve the safety, performance and compliance of delivery resources; plan, allocate and execute shipments; rate, audit and pay transportation invoices; access global trade data; file customs and security documents for imports and

The Descartes Systems Group Inc. | info@descartes.com | www.descartes.com | © All rights reserved

exports; and complete numerous other logistics processes by participating in the world's largest, collaborative multimodal logistics community. Our headquarters are in Waterloo, Ontario, Canada and we have offices and partners around the world. Learn more at www.descartes.com, and connect with us on LinkedIn and X (Twitter).

Descartes Investor Contact
Laurie McCauley
(519) 746-6114 x202358
investor@descartes.com

Cautionary Statement Regarding Forward-Looking Statements
This release contains forward-looking information within the meaning of applicable securities laws ("forward-looking statements") that relate to Descartes' acquisition of OCR and its solution offerings; the potential to provide customers with global trade compliance solutions and content; other potential benefits derived from the acquisition and OCR’s solution offerings; and other matters. Such forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, performance or achievements to differ materially from the anticipated results, performance or achievements or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, the expected future performance of the OCR business based on its historical and projected performance as well as the factors and assumptions discussed in the section entitled, "Certain Factors That May Affect Future Results" in documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada including Descartes most recently filed management's discussion and analysis. If any such risks actually occur, they could materially adversely affect our business, financial condition or results of operations. In that case, the trading price of our common shares could decline, perhaps materially. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. Forward-looking statements are provided for the purposes of providing information about management's current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. We do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based, except as required by law.
The Descartes Systems Group Inc. | info@descartes.com | www.descartes.com | © All rights reserved
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